SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

ROI Acquisition Corp. II
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities) 74966G 101
(CUSIP Number)

Joel Rubinstein
McDermott Will & Emery LLP
340 Madison Ave.
New York, New York 10173-1922
(212) 547-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 0.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,781,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,781,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,781,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒Excludes 468,750 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 17.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74966G 101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,781,250
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,781,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,781,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒ Excludes 468,750 shares forfeited following initial public offering (see Item 4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 17.8%
14	TYPE OF REPORTING PERSON IN

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.0001 par value per share, (the "Common Stock"), of ROI Acquisition Corp. II, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 601 Lexington Avenue, New York, New York 10022.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), GEH Capital, Inc. (the "Sponsor"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG") and George E. Hall ("Mr. Hall," and together with CGI, the Sponsor and CMAG, the "Reporting Persons").

(b) The principal business address of CGI, the Sponsor and Mr. Hall is 601 Lexington Avenue, New York, New York 10022. The principal business address of CMAG is c/o Credit Suisse Administrative Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Georgetown E9  KY1-1104, Cayman Islands.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions, including CMAG. The principal business of the Sponsor is to serve as the founder of the Issuer. The principal business of CMAG is to invest in securities.  CMAG’s investment and voting decisions are determined by CGI as its investment manager. Mr. Hall is the Chief Investment Officer and President of CGI, sole owner of the Sponsor and is also the Chief Investment Officer and a Director of the Issuer.

(d) During the last five years, none of the Reporting Persons has, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has, nor to the best knowledge of the Reporting Persons have any of the individuals named in Schedule A, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States of America. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI and CMAG are set forth in Schedule A attached hereto. Mr. Hall is the sole shareholder and officer of the Sponsor.  To the best of the reporting persons’ knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from available working capital of the Reporting Persons. The Sponsor paid the Issuer $25,000 for the Founder Shares and $4,000,000 for the Sponsor Warrants. CMAG paid the Sponsor $4,000,000 for the Sponsor Warrants.

Item 4.	PURPOSE OF TRANSACTION
Founder Shares

Pursuant to the terms of a securities purchase agreement with the Issuer effective as of June 28, 2013 (the “Securities Purchase Agreement”), the Sponsor purchased 3,593,750 shares of Common Stock (the “Founder Shares”) for an aggregate purchase price of $25,000 in cash, or approximately $0.007 per share. Pursuant to the terms of a securities assignment agreement (the “Securities Assignment Agreement”), 171,875 of those shares were transferred to each of two directors of the Issuer on August 22, 2013 for a price of $0.007 per share.

Sponsor Warrants

Pursuant to an amended and restated sponsor warrants purchase agreement dated as of August 19, 2013 (the “Sponsor Warrants Purchase Agreement”), the Sponsor purchased 8,000,000 warrants (the “Sponsor Warrants”) for an aggregate price of $4,000,000, in a private placement on September 20, 2013. Each Sponsor Warrant entitles the holder to purchase one-half of one share of Common Stock for $5.75 per half share and is exercisable beginning on the later of one year after issuance and 30 days after the completion of the Issuer’s initial business combination and may be exercised on a cashless basis. The Sponsor Warrants will expire five years after they become exercisable. The Sponsor Warrants (including the shares of common stock issuable upon exercise of the Sponsor Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of the Issuer’s initial business combination (except, among other limited exceptions, to officers and directors of the Issuer and other persons or entities affiliated with the Sponsor) and they are not redeemable by the Issuer so long as they are held by the Sponsor or its permitted transferees. Permitted transferees must agree to the same limitations on transfer. On September 20, 2013, the Sponsor Warrants were sold by the Sponsor to CMAG, an affiliated company, for an aggregate of $4,000,000.

Registration Rights

The Sponsor is party to a registration rights agreement dated September 16, 2013 (the “Registration Rights Agreement”) with the Issuer.  Pursuant to the Registration Rights Agreement, the holders of 20% in interest of the Founder Shares (or their permitted transferees) and the Sponsor Warrants and the underlying shares that may be acquired upon exercise of the Sponsor Warrants (or its permitted transferees), shall be entitled to require the Issuer, on three occasions at any time after the date on which the Insider Shares or Sponsor Warrants, respectively, are released from lockup, to register the Insider Shares and Sponsor Warrants (and the shares that may be acquired upon exercise of the Sponsor Warrants).  In addition, the holders of the Founder Shares and Sponsor Warrants have “piggyback” registration rights with respect to the Founder Shares and Sponsor Warrants commencing on the date on which the Founder Shares and Sponsor Warrants, respectively, are released from lockup.  As a permitted transferee, CMAG is entitled to the benefits of the Registration Rights Agreement.

Letter Agreement

        On September 16, 2013, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor, the directors and each of the officers of the Issuer. The Letter Agreement is also binding on CMAG as a permitted transferee of the Sponsor Warrants.

        Pursuant to the Letter Agreement, the Sponsor returned to the Issuer for cancellation, at no cost, 468,750 of the Founder Shares held by it, since the Underwriters did not exercise their over-allotment option to purchase an additional 1,875,000 shares of Common Stock. The forfeited shares are not included in the beneficial ownership of the Reporting Persons for purposes of this Schedule 13D. Up to an additional 781,250 of the Founder Shares held by the Sponsor may be forfeited pursuant to the terms of the Letter Agreement unless (1) the last sales price of the Issuer’s shares exceeds $13.00 per share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within at least one 30-trading day period within 5 years following the closing of the Issuer’s initial business combination or (2) the Issuer complete a liquidation, merger, stock exchange or other similar transaction that results in all of its stockholders having the right to exchange their shares of Common Stock for consideration in cash, securities or other property with a value which equals or exceeds $13.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

        Under the Letter Agreements, the Sponsor agreed that it will not propose any amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer's obligation to redeem the shares of Common Stock underlying the units sold in the Issuer’s initial public offering if the Issuer does not complete a business combination within 21 months from the closing of the initial public offering (or 24 months from the closing of the initial public offering if the Issuer has executed a letter of intent, agreement in principle or definitive agreement for a business combination within the 21-month period but has not yet completed the business combination) unless the Issuer provides its public shareholders with the opportunity to redeem their shares upon approval of any such amendment.

        The Sponsor has agreed that if the Issuer seeks shareholder approval of a proposed business combination it will vote all shares held by it in favor of such proposed business combination.

        Also pursuant to the Letter Agreement, the Sponsor agreed not to transfer (except to certain permitted transferees) any Founder Shares until the earlier of: (i) one year after the completion of the Issuer’s initial business combination or (ii) the date on which the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their Common Stock for cash, securities or other property (the “Lock-Up Period”). If the Issuer’s share price reaches or exceeds $12.50 (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period during the Lock-Up Period, 50% of each of the Founder Shares will be released from the lock-up and, if the Issuer’s share price reaches or exceeds $15.00 (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period during the Lock-Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up. Under the Letter Agreement, neither the Sponsor Warrants nor the shares underlying such warrants may be transferred (except to certain permitted transferees) until 30 days after the consummation of the initial business combination.

        Under the Letter Agreement, the Founder agreed to waive, with respect to any shares of the Common Stock held by it, any redemption rights it may have in connection with the consummation of a business transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such business transaction or in the context of a tender offer made by the Issuer to purchase shares of the Common Stock.

The foregoing summary of certain terms of the Securities Purchase Agreement, the Securities Assignment Agreement, the Sponsor Warrants Purchase Agreement, the Letter Agreement and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1-5 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As described in Item 4, the Sponsor and Mr. Hall may be deemed the beneficial owners of 2,781,250 shares of Common Stock representing approximately 17.8% of the outstanding Common Stock. This does not include shares issuable upon exercise of the Sponsor Warrants held by CMAG because the Sponsor Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons are calculated based upon 15,625,000 shares of Common Stock reported to be outstanding in the Issuer's Prospectus filed pursuant to Rule 424(b)(4), filed on September 18, 2013, after giving effect to the completion of the offering, as described therein and the forfeiture of 468,750 shares by the Sponsor.

(b) By virtue of its control of the Sponsor, Mr. Hall shares the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 2,781,250 shares of Common Stock held by the Sponsor.   By virtue of his control of the Sponsor, CGI and CMAG, Mr. Hall may be deemed to have shared voting power and/or shared dispositive power with respect to the Sponsor Warrants held by CMAG when they become exercisable.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-7 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1
Securities Purchase Agreement, effective as of June 28, 2013, between the Issuer and GEH Capital, Inc. (filed as Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-190721 on August 20, 2013, and incorporated by reference herein).

2
Amended and Restated Sponsor Warrants Purchase Agreement, dated as of August 19, 2013, between the Issuer and GEH Capital, Inc. (filed Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-190721 on September 12, 2013, and incorporated by reference herein).

3
Securities Assignment Agreement among GEH Capital, Inc., Thomas J. Baldwin and Joseph A. DePerio (filed as Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1 SEC File No. 333-190721 on September 3, 2013, and incorporated by reference herein).

4	Registration Rights Agreement between the Issuer and GEH Capital, Inc. (filed as Exhibit 4.1 to the Issuer’s Report on Form 8-K filed on September 26, 2013, and incorporated by reference herein).
5	Letter Agreement between the Issuer and GEH Capital Inc. (filed as Exhibit 10.1(a) to the Issuer’s Report on Form 8-K on September 26, 2013, and incorporated by reference herein).
6	Joint Filing Agreement, dated October 22, 2013.
7
Powers of Attorney (filed as Exhibit 24 to Form 3 filed for the Sponsor and Mr. Hall on September 17, 2013 and for CMAG on September 24, 2013 and a Form 4 filed for the Reporting Persons on September 24, 2013 and incorporated herein by reference.)

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 22, 2013

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski*
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski*
Name: Francis Ruchalski
Title: Chief Financial Officer

GEH CAPITAL, INC. By:/s/ George E. Hall*
Name: George E. Hall Title: President /s/ George E. Hall* GEORGE E. HALL

SCHEDULE A

Directors and Officers of certain Filing Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 601 Lexington Avenue, 51st Floor, New York, New York 10022.

Name	Position and Principal Occupation
George E. Hall	Director and Chief Executive Officer
Francis A. Ruchalski Gregory P. Taxin	Director and Chief Financial Officer President
John L. Hall	Director and Secretary
Nader Behbehani	Chief Compliance Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: October 22, 2013

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski*
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski*
Name: Francis Ruchalski
Title: Chief Financial Officer

GEH CAPITAL, INC. By:/s/ George E. Hall*
Name: George E. Hall Title: President /s/ George E. Hall* GEORGE E. HALL

*By Joel Rubinstein
Attorney-in-Fact